UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Check Point Software Technologies Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Ordinary Shares, Nominal Value NIS 0.01 Per Share (Title of Class of Securities) 94-3229135 (CUSIP Number of Class of Securities) (Underlying Ordinary Shares)

John Slavitt, Esq.
General Counsel
Check Point Software Technologies, Inc.
800 Bridge Parkway
Redwood City, California 94065
Tel: (650) 628-2110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$19,297,110	$2,064.79

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s ordinary shares that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $19,297,110 as of September 12, 2006, calculated based on a modified Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Check Point Software Technologies Ltd., a company organized under the laws of Israel (“Check Point” or the “Company”), to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 18, 2006 (the “Offer to Exchange”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

        This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

        The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

        The name of the issuer is Check Point Software Technologies Ltd., a company organized under the laws of Israel, and the address of its principal executive office is 3A Jabotinsky Street, Ramat Gan 52520, Israel. Check Point’s telephone number is +972-3-753-4555. The information set forth in the Offer to Exchange under Section 10, “Information concerning Check Point,” is incorporated herein by reference.

(b)	Securities.

        This Tender Offer Statement on Schedule TO relates to an offer by Check Point to certain holders of outstanding options to purchase its ordinary shares granted on or after January 1, 2004 under the 1996 Israel Stock Option Plan, the 1996 United States Stock Option Plan, the 2000 RoW Stock Option Plan (a sub-plan of the 1996 Israel Stock Option Plan), the 2005 Israel Equity Incentive Plan, the 2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan) or the 2005 United States Equity Incentive Plan (collectively, the “Plans”) to cancel their outstanding options (up to a per-person maximum of options to purchase 441,110 shares) in exchange for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the letter to all eligible employees from Eyal Desheh, dated September 18, 2006, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

        This Offer is open to eligible current employees of Check Point who are employees as of September 18, 2006, other than employees located in China and Denmark, and who remain employed through the date the exchanged options are cancelled. However, none of the members of Check Point’s Board of Directors may participate. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options; expiration date” (Section 2), “Acceptance of options for exchange and issuance of restricted stock units” (Section 6), “Source and amount of consideration; terms of restricted stock units” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(c)	Trading market and price.

        There is no established trading market for the outstanding options eligible to participate in the Offer. The information with respect to the Company’s ordinary shares set forth in the Offer to Exchange under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

        The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options; expiration date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of restricted stock units” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of restricted stock units” (Section 9), “Status of options acquired by us in the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material income tax consequences” (Section 14) and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)	Purchases.

        None of the members of Check Point’s Board of Directors may participate in the offer. The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements involving the subject company’s securities.

        The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of restricted stock units,” and Section 11, “Interests of directors and officers; transactions and arrangements concerning the options,” is incorporated herein by reference. See also (i) the form of restricted stock unit agreement with notice of grant under the 2005 United States Equity Incentive Plan attached hereto as Exhibit (a)(1)(H), (ii) the form of restricted stock unit agreement with notice of grant under the 2005 Israel Equity Incentive Plan attached hereto as Exhibit (a)(1)(I), (iii) the form of restricted stock unit agreement with notice of grant under the 2005 RoW Master Equity Incentive Plan, (iv) the 2005 United States Equity Incentive Plan (incorporated by reference to Exhibit 4.8 from Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005), (v) the 2005 Israel Equity Incentive Plan (incorporated by reference to Exhibit 4.7 from Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005), and (vi) 2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan) attached hereto as Exhibit (d)(3).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

        The information set forth in the Offer to Exchange under Section 3, “Purposes of the offer” is incorporated herein by reference.

(b)	Uses of securities acquired.

        The information set forth in the Offer to Exchange under Section 6, “Acceptance of options for exchange and issuance of restricted stock units,” and Section 12, “Status of options acquired by us in the offer,” is incorporated herein by reference.

(c)	Plans.

        The information set forth in the Offer to Exchange under Section 3, “Purposes of the offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of funds.

        The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of restricted stock units,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)	Conditions.

        The information set forth in the Offer to Exchange under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed funds.

        Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

        The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)	Securities transactions.

        The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

        Not applicable.

Item 10.	Financial Statements.

(a)	Financial information.

        The information set forth in the Offer to Exchange under Section 18, “Financial statements,” is incorporated herein by reference.

(b)	Pro forma information.

        Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

        The information set forth in the Offer to Exchange under Section 11, “Interests of directors and officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)	Other material information.

        Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006

(a)(1)(B)	Letter to all eligible employees from Eyal Desheh, dated September 18, 2006

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of addendum

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(G)	Form of reminder e-mails

(a)(1)(H)	Form of restricted stock unit agreement with notice of grant under the 2005 United States Equity Incentive Plan

(a)(1)(I)	Form of restricted stock unit agreement with notice of grant under the 2005 Israel Equity Incentive Plan

(a)(1)(J)	Form of restricted stock unit agreement with notice of grant under the 2005 RoW Master Equity Incentive Plan

(b)	Not applicable

(d)(1)	2005 United States Equity Incentive Plan (incorporated by reference to Exhibit 4.8 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(2)	2005 Israel Equity Incentive Plan (incorporated by reference to Exhibit 4.7 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(3)	2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

Date: September 18, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006

(a)(1)(B)	Letter to all eligible employees from Eyal Desheh, dated September 18, 2006

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of addendum

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(G)	Form of reminder e-mails

(a)(1)(H)	Form of restricted stock unit agreement with notice of grant under the 2005 United States Equity Incentive Plan

(a)(1)(I)	Form of restricted stock unit agreement with notice of grant under the 2005 Israel Equity Incentive Plan

(a)(1)(J)	Form of restricted stock unit agreement with notice of grant under the 2005 RoW Master Equity Incentive Plan

(b)	Not applicable

(d)(1)	2005 United States Equity Incentive Plan

(d)(2)	2005 Israel Equity Incentive Plan

(d)(3)	2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan)

(g)	Not applicable

(h)	Not applicable